Exhibit 99.2

OPERATIONS SUMMARY
May 2012

Mongolia

The Lookout Hill property, located in the Gobi Desert of Mongolia, comprises two mining licenses totaling approximately 75,100 hectares.  Lookout Hill completely surrounds the Oyu Tolgoi mining license held by Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of Lookout Hill, Shivee West, is 100% owned by Entrée.  The remainder is subject to a joint venture with OTLLC.  The joint venture property hosts the Hugo North Extension copper-gold and the Heruga copper-gold-molybdenum deposits.  Resource estimates for the two deposits and the first underground mineral reserves for the Hugo North Extension have been outlined.

The Hugo North Extension and Heruga deposits form part of the Oyu Tolgoi mining complex.  OTLLC and project manager Rio Tinto are nearing 82% completion on the construction of phase 1 of Oyu Tolgoi development.  The second phase of Oyu Tolgoi development adds production from the Hugo North Lift 1 block cave, which includes a portion of the joint venture’s Hugo North Extension deposit.   Entrée expects first development production from the Hugo North Extension deposit in 2015.

On March 30, 2012, Entrée filed an updated technical report on its Lookout Hill property in Mongolia.  Entrée’s technical report discusses the impact of the updated mine plan on the joint venture property as well as future development options for the considerable joint venture assets. The updated technical report is based in part on the technical, production and cost information contained in OTLLC’s “Integrated Development and Operations Plan”, as reported in a technical report released by Ivanhoe Mines.

Entrée Gold personnel at the Oyu Tolgoi headframe

TMX: ETG | NYSE MKT: EGI | FRANKFURT: EKA
www.entreegold.com

Key highlights for Entrée include:

•
After factoring in projected increases to capital expenditures and operating costs, the net present value (at an 8% discount rate) of Entree’s 20% interest of the Hugo North Extension – Lift 1 increased from US$79 million (see news release of May 11, 2010) to US$129 million.

•
While projected capital expenditures for the OTLLC mining complex have increased significantly since projections announced in 2010, Entrée’s portion has only increased by approximately US$2 million. This amount can be loaned to Entrée by OTLLC, at Entrée’s election.

•
Net smelter return (“NSR”) value of the Hugo North Extension – Lift 1 reserve increased to US$79.40/tonne from US$55.57/tonne (see news release of March 30, 2012).  The NSR calculation reflects the net value per tonne received for the ore by the mine (after all costs and charges).

•	The Hugo North Extension deposit contains the highest grade mineralization found to date along the Oyu Tolgoi trend.
•
A significant portion of the mineralization on the Entrée-OTLLC joint venture property has not been included in the updated mining plan and remains in the mineral resource category, including Hugo North Extension – Lift 2 and the Heruga deposit.

•	Drilling continues on the Entrée-OTLLC joint venture property. In 2011, approximately 14,900 metres of drilling were completed.

The Hugo North Extension copper-gold deposit is a direct extension of OTLLC’s Hugo North Deposit.  Hugo North Extension hosts indicated resources of 117 million tonnes grading 1.8% copper and 0.61 grams per tonne (“g/t”) gold, estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold plus inferred resources of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold estimated to contain 2.4 billion pounds of copper and 0.95 million ounces of gold.  The indicated resource at Hugo North Extension includes a probable reserve, which is included in Lift 1 of the underground block cave operation.  Lift 1 is expected to generate first development production as early as 2015.  A second lift for the underground block cave operation, including additional resources from the Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

The joint venture’s Heruga copper-gold-molybdenum deposit, which lies to the south of the Oyu Tolgoi mining license, hosts an inferred resource of 910 million tonnes grading 0.48% copper, 0.49 g/t gold and 0.014% molybdenum estimated to contain 9.6 billion pounds of copper, 14.3 million ounces of gold and 280 million pounds of molybdenum.

The Company’s updated technical report, titled “Technical Report 2012 on the Lookout Hill Property” (“LHTR12”), is available on SEDAR at www.sedar.com.

In addition, Entrée has mobilized a field crew to Mongolia to continue exploration of its 100% owned Shivee West property, which lies immediately west of and is adjacent to the Oyu Tolgoi mining licence.  The 2011 work program for Shivee West resulted in the discovery of a new gold zone (the Argo Zone) and the property remains highly prospective for additional discoveries.

Highlights from the 2011 work program include:

•	Surface sampling returned two separate high-grade surface chip samples averaging 42.4 g/t gold over 4 metres and 19.3 g/t gold over 3 metres respectively.
•	Reverse circulation (“RC”) drilling intercepts include 2.21 g/t gold over 3 metres (hole ending in mineralization), 9.32 g/t gold over 2 metres, and 2.08 g/t gold over 8 metres.
•	Mineralization is hosted in quartz-veined felsic volcanic rocks associated with a well defined 2.5 kilometre long magnetic low feature.

TMX: ETG | NYSE MKT: EGI | FRANKFURT: EKA
www.entreegold.com

USA

Entrée’s second major asset is the Ann Mason Project in the Yerington district of Nevada.  The Ann Mason Project includes the Ann Mason copper-molybdenum deposit, the Blue Hill oxide target, and several early-stage copper porphyry targets, including the Blackjack, Roulette and Minnesota targets.  The Ann Mason deposit has seen a number of drilling campaigns since its discovery in 1969.  Entrée alone has drilled over 30,000 metres since it acquired the Ann Mason deposit in 2010.  Step-out drill holes have significantly expanded the original limits of the deposit.

On March 27, 2012, Entrée announced the first indicated resources at Ann Mason, a 75% conversion of previous inferred resources (0.3% copper cut-off):

•	0.3% Copper Cut-off:
o	Indicated Resources – 640 million tonnes grading 0.38% copper and 0.007% molybdenum, containing approximately 5.4 billion pounds of copper and 100 million pounds of molybdenum
o	Inferred Resources – 444 million tonnes grading 0.36% copper and 0.004% molybdenum, containing approximately 3.5 billion pounds of copper and 40 million pounds of molybdenum

•	0.2% Copper Cut-off:
o	Indicated Resources - 1.11 billion tonnes grading 0.33% copper and 0.007% molybdenum, containing approximately 8.04 billion pounds of copper and 160 million pounds of molybdenum
o	Inferred Resources - 1.13 billion tonnes grading 0.29% copper and 0.004% molybdenum, containing approximately 7.31 billion pounds of copper and 110 million pounds of molybdenum

•	Encouraging metallurgical testing for Ann Mason – initial results from preliminary flotation studies on drill core composite material yielded promising copper recoveries of over 93%.

•	Engaged AGP Mining Consultants Inc. to undertake a Preliminary Economic Assessment (“PEA”) study on the Ann Mason Project. The PEA is expected to be completed the second half of 2012.

On March 29, 2012, the Company filed an updated technical report on the Ann Mason Project titled “Technical Report and Updated Mineral Resource Estimate, Ann Mason Project, Nevada, USA” (“AMTR12”).   A copy of AMTR12 is available on SEDAR at www.sedar.com.

Ann Mason Deposit 3D illustration

TMX: ETG | NYSE MKT: EGI | FRANKFURT: EKA
www.entreegold.com

Ann Mason Deposit

Other Corporate Highlights:

•	Completion of a marketed financing for total gross proceeds of approximately US$15.7 million, including exercise of the over-allotment option and exercise of Rio Tinto’s pre-emptive rights.

•	Sale of asset backed securities for gross proceeds of approximately US$2,600,000.

•	Sale of the Togoot license to a private Mongolian company for cash consideration of approximately US$1,500,000.

This Operations Summary contains forward-looking statements and forward-looking information, as defined under applicable Canadian and U.S. securities laws, which are subject to known and unknown risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Known risk factors are described in the Company’s most recent Management’s Discussion and Analysis and in the Company’s Annual Information Form for the year ended December 31, 2011 under the heading “Risk Factors”, both of which are available on SEDAR at www.sedar.com.   There can be no assurance that forward-looking statements will prove to be accurate; accordingly, readers should not place undue reliance on forward-looking statements.  Mr. Robert Cann, P.Geo., Vice President, Exploration of Entrée Gold Inc., a qualified person under National Instrument 43-101, has approved this Operations Summary.

Suite 1201, 1166 Alberni Street, Vancouver, BC Canada V6E 3Z3
Tel: 604.687.4777 | Fax: 604.687.4770 | Toll Free: 1.866.368.7330
TSX: ETG | NYSE MKT: EGI | FRANKFURT: EKA

TMX: ETG | NYSE MKT: EGI | FRANKFURT: EKA
www.entreegold.com